FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number   000-51016

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

November 10, 2009	By: /s/ Cecil Bond Cecil Bond Chief Financial Officer

EXHIBIT INDEX

99.1	Press Release dated October 13, 2009

99.2	Press Release dated October 20, 2009

99.3	Press Release dated October 27, 2009

EXHIBIT 99.1

For Immediate Release: NR 09-21

EXETER REPORTS ON 25 NEW DRILL HOLES AT CERRO MORO

Vancouver, B. C., October 13, 2009 – Exeter Resource Corporation (AMEX:XRA, TSX-V:XRC, Frankfurt: EXB – “Exeter” or the “Company”) is pleased to further report on progress from its in-fill drilling program on the high grade Escondida gold-silver vein at Cerro Moro in Santa Cruz Province, Argentina.

Results have been received from an additional 25 diamond drill holes from the Escondida West, Central, and Far West sectors. Of 21 drill holes returning significant results, 9 returned bonanza gold and silver grades, including drill hole MD601 with 4.36 metres (“m”) (14.3 feet) at 177.5 grams per tonne (“g/t”) (5.15 oz/ton) gold equivalent*. All bonanza grade holes are from the Far West and Central sectors and are displayed in the following table.

Selected bonanza drilling results using a 1 g/t gold equivalent* cut-off grade:

Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalents* (g/t)	Gold Equivalents* (oz/ton)
MD582	23.00	24.00	1.00	8.3	61	9.3	0.27
and	32.00	33.88	1.88	108.3	1,171	127.8	3.71
including	32.50	33.10	0.60	333.8	3,306	388.9	11.28
MD584	20.50	25.18	4.68	34.4	1,251	55.3	1.60
including	23.88	24.88	1.00	156.5	5,255	244.1	7.08
MD589	37.91	44.52	6.61	88.0	3,483	146.0	4.23
including	40.10	42.13	2.03	239.7	7,805	369.8	10.72
and	41.00	41.60	0.60	521.6	14,068	756.1	21.93
MD592	163.00	170.40	7.40	5.9	380	12.2	0.35
including	168.79	169.70	0.91	40.4	2,452	81.3	2.36
MD596	124.88	128.00	3.12	43.1	2,948	92.3	2.68
including	126.50	127.34	0.84	150.8	10,125	319.6	9.27
including	96.25	97.12	0.87	54.5	3,300	109.5	3.18
MD598	91.92	94.77	2.85	38.7	3,493	97.0	2.81
including	91.92	92.38	0.46	81.7	9,537	240.7	6.98
MD601	126.00	130.36	4.36	86.3	5,473	177.5	5.15
including	128.00	128.48	0.48	158.5	4,586	234.9	6.81
and	128.78	129.25	0.47	433.4	29,451	924.3	26.80
MD605	128.62	129.50	0.88	6.3	92	7.8	0.23
including	128.62	129.00	0.38	13.7	178	16.7	0.48
and	156.12	159.00	2.88	27.1	1,077	45.1	1.31
including	156.12	156.45	0.33	88.0	3,397	144.6	4.19
and	156.85	157.20	0.35	87.0	3,052	137.9	4.00
MD607	103.30	109.15	5.85	31.9	2,520	73.9	2.14
including	107.53	107.83	0.30	107.2	7,637	234.5	6.80
and	108.50	108.81	0.31	177.3	18,660	488.3	14.16

*Gold equivalent grade is calculated by dividing the silver assay result by 60, adding it to the gold value and assuming 100% metallurgical recovery.

Click Here for the Table Showing all 21 Significant Holes.

The remaining 4 diamond drill holes returned narrow and/or low grade intersections. All 25 drill holes are represented on the following long sections and plans.

Click Here for the Diagrams Showing the Sections and Plans.

An additional 27 infill diamond drill holes have been drilled at the Escondida Far West sector. These holes bring the total Escondida infill drilling program to 165 diamond drill holes for marginally over 15,000 m of core (as at the end of September).

Exeter Chairman, Yale Simpson stated “The Far West zone defines the western portion of the previously announced NI43-101 compliant inferred resource on the Escondida vein. Diamond drilling is currently in progress immediately to the west on the Escondida-Fomicruz property. Exeter is earning an 80% interest in the property in a joint venture with Fomento Minera de Santa Cruz Sociedad del Estado the provincial mining company owned by the government of Santa Cruz Province.

“Since its news release dated September 22, 2009, Exeter has completed 6 diamond drill holes at Escondida-Fomicruz. Exeter decided to start systematic diamond drilling on the property based on our interpretation that the “boiling zone” within which gold-silver precipitates, would be immediately below drill hole MRC600. Results will be announced later in October.”

Progress on the Escondida-Fomicruz Property

Eight diamond and eleven reverse circulation drill holes have been completed to date for 3,180 m. Should assay data confirm preliminary geological interpretations, diamond drilling will continue to “drill off” the new zone.

Quality Control and Assurance

Drill widths presented above are drill intersection widths and may not represent the true widths of mineralization.

Gold assay results presented above are preliminary and have been calculated using a 1.0 g/t gold equivalent cut-off grade, with no cutting of high grades. All diamond drill core samples are split on regular metre intervals or on geological contacts and represent sawn half HQ-size core. Samples were prepared at the Acme Analytical Laboratories (“AcmeLabs”) preparation facility in Mendoza, Argentina and assayed by fire assay (50 gram charge) at the AcmeLabs laboratory in Chile, both ISO-9001:2000 certified laboratories.

Check assaying of all samples assaying greater than 1.0 g/t gold is completed by AcmeLabs. Samples returning greater than 10 g/t gold and/or greater than 100 g/t silver are assayed using gravimetric analyses. Standard and blank samples are used throughout the sample sequence as checks for the diamond drilling reported in this release. Standard, blank and duplicate samples are used throughout the sample sequence as checks for the RC percussion drilling.

Assaying by the screen fire assay method has been implemented in conjunction with standard 50 gram fire assaying, for diamond drill cores that contain visible gold. The procedure for screen fire assaying involves crushing and sieving of a nominal 1,000 gram sample to a particle size of 100 microns. All material which does not pass through the 100 micron sieve is then assayed. Two fire assays are undertaken on the undersize material as a check on homogeneity. The total gold content is then calculated.

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America. The Company has C$30 million in its treasury.

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On the Caspiche Project in Chile, Exeter recently announced an inferred mineral resource estimate of 1,117 Mt (million metric tons) at a grade of 0.55 g/t gold (grams per metric ton) and 1,017 Mt at a grade of 0.22% copper. This equates to in-situ inferred resources of 19.6 million ounces of gold and 4.84 billion pounds of copper. Drilling to expand and upgrade the resource estimate is scheduled to commence in October 2009. (See news release dated September 14, 2009)

On the Cerro Moro Project in Argentina, Exeter recently announced an initial inferred mineral resource estimate of 646,000 ounces gold equivalent** at a grade of 18 g/t gold equivalent**. Exeter has drilled 165 infill holes on the Escondida vein structure to upgrade the inferred resource to an indicated resource category. This area will be given priority in the scheduled 2010 scoping study. Drilling will continue through 2009, as will engineering, environmental and infrastructure studies.

No site work is planned on the Don Sixto gold-silver project in Argentina over the next quarter. The Company will continue to work with provincial authorities and with representatives of other mining companies, to effect amendment to the 2007 legislation that banned the use of cyanide in mining operations in Mendoza Province.

**Inferred mineral resource estimate of 1,098,000 metric tons containing 371,000 ounces gold at a grade of 10.5 g/t and 19.2 million ounces silver at a grade of 545 g/t for 646,000 ounces gold equivalent at a grade of 18 g/t gold equivalent. Gold equivalent is calculated by dividing the silver assay result by 70, adding it to the gold value and assuming 100% metallurgical recovery (see news release NR 9-14 dated July 8, 2009).

You are invited to visit the Exeter web site at www.exeterresource.com. To view the video version of this press release along with many others click here “Watch Video News“.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the Company’s belief as to the extent and timing of its drilling programs, various studies including engineering, environmental, infrastructure and other studies, and exploration results, budgets for its exploration programs, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential for financing its activities, potential production from and viability of its properties and expected cash reserves. These forward-looking statements are made as of the date of this news release. Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, amongst others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking information. In addition, there are also known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Information Form for the financial year ended December 31, 2008, dated March 27, 2009 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place

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undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHNAGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

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EXHIBIT 99.2

For Immediate Release: NR 09-22

EXETER RESUMES DRILLING AND CONTINUES INFRASTRUCTURE STUDIES AT CASPICHE PROJECT, CHILE

Vancouver, B.C., October 20, 2009 - Exeter Resource Corporation (NYSE-AMEX:XRA, TSX-V:XRC, Frankfurt:EXB - “Exeter” or the “Company”) reports that a new 20,000 metre (65,600 feet) drilling program on the Company’s Caspiche gold-copper Project has commenced. The purpose of the program is to define further value in the National Instrument 43-101 (“NI 43-101”) compliant inferred mineral resource of 19.6 million ounces gold and 4.8 billion pounds copper announced September 14, 2009.

The drilling program has two objectives: firstly to define the outer limits of the deposit, beyond the drill holes completed to date, and secondly, to in-fill drill the higher grade central zone to bring it up to an “indicated resource” category. The first objective is important as the deposit appears to be open to the southwest and to depth. Furthermore, drill hole CSD42 drilled last season, intersected gold mineralization 400 metres (“m”) (1,312 feet (“ft”)) west of the main zone, indicating the potential for a second porphyry body. Other targets also warrant drilling as possible satellite deposits to the Caspiche Central deposit.

The purpose of the in-fill drilling is to confirm the integrity of the coherent central zone that contains approximately 66 percent of the inferred gold-copper resource in 50 percent of the tonnage. The Company is of the view that this zone of elevated grades will be a key factor in conceptual mine development studies. The infill drilling will also provide substantial material for metallurgical testwork on both oxide and sulphide mineralization.

Two drill rigs are now on site, each with a depth capacity in excess of 1,500 m (4,920 ft). Two additional rigs are contracted to arrive later in October. Drilling results will be released as they become available with the goal being to update the NI43-101 compliant mineral resource estimate in Q3-2010.

Exeter’s Chairman, Yale Simpson, said “Our prime objective is to advance the metallurgical, infrastructure and engineering programs that were initiated last season. The closer we can advance such studies to pre-feasibility standards, the higher the level of confidence in the project, hence increased value to our shareholders. Our current budget for the program is $14 million.

“We are fortunate that there are other projects in the region advancing towards development, or are being considered for expansion. Cost estimating should therefore be considerably easier than several years ago. In addition to building our own expertise, Exeter has contracted well respected engineering and metallurgical groups to perform these studies.”

Samples from the 1.6 million ounce gold oxide zone* were tested earlier this year for their amenability to conventional heap leaching. Initial column leach tests on agglomerated “½” crush size material gave rapid gold recoveries of 77-84%. Six large diameter holes totalling 800 m (2,625 ft) will provide coarser material to investigate crush size – recovery relationships and kinetics for preliminary heap leach design criteria.

Fourteen lengthy intercepts of sulphide mineralization, representative of the additional resource outlined in the NI 43-101 compliant resource estimate announced in September 2009, are being characterised by mineralogical techniques and flotation testwork at G&T Metallurgical Laboratories in Kamloops, Canada. This information is expected to allow the selection of composites for flowsheet development testwork which is planned to start before the end of the year and continue through the first quarter of 2010.

NCL Ingenieria y Construcciones of Santiago has been contracted to perform conceptual mining studies for both oxide and sulphide portions of the deposit. Detailed infrastructure and environmental studies will commence when these studies are complete. Recognizing the critical need for water, the Company has identified probable water sources and is taking steps to secure the appropriate rights.

Amendment to NI43-101 Compliant Resource Estimate

Validation by Exeter of the recent AMEC International (Chile) S.A. Block Model identified an error in the estimation of silver values. AMEC has acknowledged the error and has re-estimated the silver resource in the deposit. The primary elements of value for gold and copper have been rechecked and have been confirmed to be correct. AMEC will issue a correction to the NI 43-101 compliant technical report associated with this part of the inferred mineral resource estimate (filed on SEDAR on September 23, 2009).

The re-estimated inferred silver resource associated with the project is calculated as 40 million ounces of silver at a grade of 1.12 ppm. This represents a 4% decrease in the contained gold equivalent ounces calculated by Exeter. Tables 1 and 2 below provide updated information relating to the inferred resource estimates announced on September 14, 2009, giving effect to the re-estimated inferred silver resource estimate. The methodology used for the inferred mineral resource estimate is set out in our news release of September 14, 2009 and remains unchanged.

Exeter and AMEC do not consider the decrease in the silver resource to be a material change to the project as AMEC did not include silver in their gold equivalent calculations nor in their marginal cost mining scenarios.

TABLE 1 Caspiche Inferred Mineral Resource Estimate October 2009.

Material	AMEC Gold Equivalent Cut-off**	Million metric tons	Gold (g/t)	Gold (million ounces)	Silver (g/t)	Silver (million ounces)	Copper (%)	Copper (billion pounds)	EXETER Gold Equivalent (g/t)***	EXETER Gold Equivalent (million ounces)***
Oxide	0.2	100	0.50	1.6	1.01	3			0.5	1.7
Sulphide	0.3	1,017	0.55	18.0	1.14	37	0.22	4.84	0.94	30.7
Totals		1,117	0.55	19.6	1.12	40			0.90	32.4

TABLE 2 Caspiche Inferred Mineral Resource Estimate October 2009 – HIGHER CUT-OFF FOR SULPHIDE MATERIAL.

Material	AMEC Gold Equivalent Cut-off**	Million metric tons	Gold (g/t)	Gold (million ounces)	Silver (g/t)	Silver (million ounces)	Copper (%)	Copper (billion pounds)	EXETER Gold Equivalent (g/t)***	EXETER Gold Equivalent (million ounces)***
Sulphide	0.9	499	0.78	12.5	1.39	22	0.3	3.30	1.31	21.1

Justin Tolman, Exeter’s Caspiche Project Manager and Jerry Perkins, Exeter’s Vice President of Development, each considered a “qualified person” within the definition of that term in NI 43-101, have supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America. The Company has C$30 million in its treasury.

On the Caspiche Project in Chile, Exeter recently announced an inferred mineral resource estimate of 1,117 Mt (million metric tons) at a grade of 0.55 grams per metric ton gold and 1.12 grams per metric ton silver including 1,017 Mt at a grade of 0.22% copper. This equates to in-situ inferred resources of 19.6 million ounces of gold, 40 million ounces of silver and 4.84 billion pounds of copper (a total of 32.4 million gold equivalent ounces***. Drilling to expand and upgrade the resource estimate commenced in October 2009.

On its Cerro Moro Project in Argentina, Exeter recently announced an initial inferred mineral resource estimate of 646,000 ounces gold equivalent**** at a grade of 18 g/t gold equivalent****. Exeter has drilled over 150 infill holes on the Escondida vein structure in order to upgrade the sectors of the inferred resource that might be scheduled for early mining. Drilling to expand the deposit has recently been initiated and will continue through 2009. Engineering, environmental and infrastructure studies are being advanced ahead of a scoping study in 2010.

No site work is planned on the Don Sixto gold-silver project in Argentina over the next quarter. The Company will continue to work with provincial authorities and with representatives of other mining companies, to effect amendment to the 2007 legislation that banned the use of cyanide in mining operations in Mendoza Province.

*The Oxide portion of the inferred resource associated with the Caspiche deposit is 100 Mt (million metric tons) at a grade of 0.5 grams per metric ton gold with no significant copper component. This equates to in-situ inferred resources of 1.6 million ounces of gold.

**AMEC chose to report the contained inferred resource above a Au equivalent cutoff. For this they used prices of US$825/oz for Au and $2.07/lb for Cu. The formula used to calculate Au equivalents is Au(g/t) + Cu (%) * (Cu Price [$/lb]/Au Price [$/oz]) * (Rec Cu/Rec Au)*0.06857*10000. Where Rec = % recovery and 0.06857 = conversion g*lb/oz. Au and Cu are the block kriged Au and Cu grades. Projected metallurgical recoveries were 75% and 85% for Au and Cu respectively in sulphide material and 50% for Au in the oxide zone. Recoveries are based on benchmarking of similar deposits.

***Gold (“Au”) equivalence for copper (“Cu”) and silver (“Ag”) was calculated by Exeter using assumed metal prices of US$800/ounce (“oz”) for Au, US$12/oz for Ag and US$2/pound (“lb”) for Cu. The formula to calculate Au equivalence for Cu was pounds of Cu multiplied by 2 and divided by 800; Au equivalence for Ag was calculated using the formula oz of Ag multiplied by 12 and divided by 800, and in both cases assumes 100% recovery. Reported grades and metric tons have been rounded (see news release NR 9-19 dated September 14, 2009).

****Inferred mineral resource estimate of 1,098 Mt containing 371,000 ounces gold at a grade of 10.5 g/t and 19.2 million ounces silver at a grade of 545 g/t for 646,000 ounces gold equivalent at a grade of 18 g/t gold equivalent. Gold equivalent is calculated by dividing the silver assay result by 70, adding it to the gold value and assuming 100% metallurgical recovery (see news release NR 9-14 dated July 8, 2009).

You are invited to visit the Exeter web site at www.exeterresource.com. To view the video version of this press release along with many others click here “Watch Video News“.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the Company’s belief as to the extent and timing of its drilling programs, various studies including engineering, environmental, infrastructure and other studies, and exploration results, budgets for its exploration programs, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential for financing its activities, potential production from and viability of its properties and expected cash reserves. These forward-looking statements are made as of the date of this news release. Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, amongst others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking information. In addition, there are also known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Information

Form for the financial year ended December 31, 2008, dated March 27, 2009 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

EXHIBIT 99.3

For Immediate Release: NR 09-23

EXETER LISTS ON THE TORONTO STOCK EXCHANGE

STOCK SYMBOL XRC-T

Vancouver, B.C., October 27, 2009 - Exeter Resource Corporation (NYSE-AMEX:XRA, TSX:XRC-T, Frankfurt:EXB - “Exeter” or the “Company”) is pleased to announce that it will commence trading on the Toronto Stock Exchange (the “TSX”) on Tuesday October 27, 2009, under the symbol “XRC”. Exeter will no longer be listed on TSX Venture Exchange (“TSX-V”). The Company will continue to trade on the NYSE-Amex under the symbol “XRA”.

The TSX, a subsidiary of the TMX Group Inc., is the largest stock exchange in Canada, the third largest in North America and the eight largest in the world by market capitalization.

Exeter’s Executive Chairman Yale Simpson stated, “Exeter’s listing on the TSX is a notable milestone for the Company and reflects the considerable shareholder value created by management over the years. The TSX listing is expected to provide a more appropriate trading platform, particularly for institutional investors.

“Exeter’s market capitalization reflects the on-going success of our exploration efforts in Chile and Argentina. In particular our Caspiche gold-copper property, with an inferred resource of 32.4 million gold equivalent ounces*, is among the world’s largest gold-copper discoveries in recent years. In Argentina, our Cerro Moro property is not yet large by industry standards but the very high gold-silver grades strongly support a multi-rig drilling program ahead of a decision to enter the final engineering phase.

“Reflecting on Exeter’s history and its progression towards this celebrated event, I must give credit to the hard work and continued dedication of the Exeter team. A key to our success was our ability to secure strategic agreements with AngloGold Ashanti and Anglo American which led to the Cerro Moro and Caspiche discoveries respectively. These agreements were founded on our team’s technical credibility and management’s ability to secure on-going project funding.

“Listed on the NYSE-Amex since November 2006, and now on the TSX, Exeter is very well positioned to continue building shareholder value.”

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America. The Company has C$30 million in its treasury.

On the Caspiche Project in Chile, Exeter recently announced an inferred mineral resource estimate of 1,117 Mt (million metric tons) at a grade of 0.55 grams per metric ton gold and 1.12 grams per metric ton silver including 1,017 Mt at a grade of 0.22% copper. This equates to in-situ inferred resources of 19.6 million ounces of gold, 40 million ounces of silver and 4.84 billion pounds of copper (a total of 32.4 million gold equivalent ounces*. Drilling to expand and upgrade the resource estimate commenced this month.

On the Cerro Moro Project in Argentina, Exeter recently announced an initial inferred mineral resource estimate of 646,000 ounces gold equivalent** at a grade of 18 g/t gold equivalent**. The Company has drilled over 175 infill holes on the Escondida vein structure, principally to upgrade the sectors of the inferred resource that might be scheduled for early mining. Drilling to expand the deposit has recently been initiated and will continue through 2009. Engineering, environmental and infrastructure studies are being advanced ahead of a scoping study in 2010.

*Gold (“Au”) equivalence for copper (“Cu”) and silver (“Ag”) was calculated by Exeter using assumed metal prices of US$800/ounce (“oz”) for Au, US$12/oz for Ag and US$2/pound (“lb”) for Cu. The formula to calculate Au equivalence for Cu was pounds of Cu multiplied by 2 and divided by 800; Au equivalence for Ag was calculated using the formula oz of Ag multiplied by 12 and divided by 800, and in both cases assumes 100% recovery. Reported grades and metric tons have been rounded (see news release NR 9-22 dated October 20, 2009).

**Inferred mineral resource estimate of 1,098 Mt containing 371,000 ounces gold at a grade of 10.5 g/t and 19.2 million ounces silver at a grade of 545 g/t for 646,000 ounces gold equivalent at a grade of 18 g/t gold equivalent. Gold equivalent is calculated by dividing the silver assay result by 70, adding it to the gold value and assuming 100% metallurgical recovery (see news release NR 9-14 dated July 8, 2009).

Matthew Williams, Exeter’s Exploration Manager and Justin Tolman, Exeter’s Caspiche Project Manager both considered a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the Company’s belief as to the extent and timing of its drilling programs, various studies including engineering, environmental, infrastructure and other studies, and exploration results, budgets for its exploration programs, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential for financing its activities, potential production from and viability of its properties and expected cash reserves. These forward-looking statements are made as of the date of this news release. Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, amongst others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking information. In addition, there are also known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Information Form for the financial year ended December 31, 2008, dated March 27, 2009 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

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